1934 Act Registration No. 333—13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2003

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. With respect to the Company’s railway operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) accidents and natural disasters; (iii) the terms on which the Company finances its working capital and capital expenditure requirements; (iv) the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development; (v) changes in the fares for the Company’s services; (vi) competition from alternative modes of transportation, in particular franchised buses and public light buses; (vii) the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”); (viii) the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and (ix) other factors beyond the Company’s control. With respect to the Company’s property operations, such factors include, among others, the following: (i) general political, social and economic conditions in Hong Kong and elsewhere in Asia; (ii) the level of interest rates prevailing in Hong Kong; (iii) the Company’s ability to complete property developments on time and within budget; (iv) the terms on which the Company finances its working capital and capital expenditure requirements; (v) competition from other property developments; (vi) the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change), and (vii) other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Unaudited Results for Six Months Ended June 30, 2003, dated July 31, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name: Title:	Lila Fong Legal Manager (Secretarial)

Date: August 1, 2003

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

ANNOUNCEMENT OF UNAUDITED RESULTS

FOR SIX MONTHS ENDED 30 JUNE 2003

HIGHLIGHTS

Financial

•	Operating margin before depreciation from railway and related operations negatively affected by SARS but still achieved 50.9%

•	Property development profit of HK$678 million mainly from deferred income

•	Depreciation and interest costs increased due to commissioning of Tseung Kwan O Line (“TKL”) last year

•	HK$375 million deferred taxation expenses on adoption of revised accounting standard

•	Profit of HK$113 million attributable to shareholders

•	Interim dividend of HK$0.14 per share

Operational

•	3.3% decrease in patronage to 363 million due to SARS partly offset by patronage increase from opening of TKL

•	Various fare concession schemes offered including extension of the “Ride 10 Get One Free” scheme to early 2004

•	All Operating Agreement and Customer Service Pledge targets achieved or exceeded

•	Planning of West Island Line Phase 1 and preliminary study of South Island Line underway

•	Two IFC completed on schedule with practical completion certificate issued in July

•	Long-term consultancy contracts secured in the PRC and overseas countries

•	First fixed telephone network services licence awarded to TraxComm Limited

The Directors of MTR Corporation Limited (“the Company”) are pleased to announce the unaudited interim results of the Company and its subsidiaries (“the Group”) for the half-year ended 30 June 2003 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)
Half-year ended 30 June	2003		2002
	(Unaudited)		(Unaudited) (Note 2A)
Fare revenue
— MTR Lines		2,391		2,477
— Airport Express Line		176		275
Station commercial and other revenue		512		473
Rental and management income		488		491

Turnover		3,567		3,716
		-----------------		-----------------
Staff costs and related expenses		(832)		(783)
Energy and utilities		(258)		(230)
Operational rent and rates		6		(41)
Stores and spares consumed		(55)		(51)
Repairs and maintenance		(215)		(185)
Railway support services		(40)		(46)
Expenses relating to station commercial and other businesses		(135)		(85)
Property ownership and management expenses		(90)		(75)
General and administration expenses		(74)		(73)
Project study and deferred expenditures written off		(5)		(47)
Other expenses		(55)		(46)

Operating expenses before depreciation		(1,753)		(1,662)
		-----------------		-----------------

Operating profit from railway and related operations before depreciation		1,814		2,054
Profit on property developments		678		1,314

Operating profit before depreciation		2,492		3,368
Depreciation		(1,193)		(1,143)

Operating profit before interest and finance charges		1,299		2,225
		-----------------		-----------------
Interest and finance charges:
Interest expense		(833)		(389)
Interest income		9		9

		(824)		(380)
		-----------------		-----------------
Share of profit of non-controlled subsidiary		11		20
		-----------------		-----------------

Profit before taxation		486		1,865
Taxation		(375)		(253)

Profit after taxation		111		1,612
Minority interests		2		—

Profit attributable to shareholders		113		1,612

Dividend
Interim dividend declared after the balance sheet date		734		717

Earnings per share:
— Basic	HK$	0.02	HK$	0.32
— Diluted	HK$	0.02	HK$	0.32

Notes: -

1.    INDEPENDENT REVIEW

The interim results for the half-year ended 30 June 2003 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Society of Accountants, by KPMG, whose unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group’s Audit Committee.

2.    ADOPTION OF NEW ACCOUNTING POLICIES

A.    Deferred tax

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice (“SSAP”) 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax. Under the revised SSAP 12, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary difference can be utilised. The new accounting policy has been applied retrospectively, resulting in prior period adjustments with the opening balances of the retained profits as at 1 January 2002 and 1 January 2003 restated by reductions of HK$2,620 million and HK$3,253 million respectively. The comparative figure in respect of taxation for the prior period has also been restated by an increase of HK$253 million accordingly.

B.    Lease out and lease back transactions

In March 2003, the Group entered into a series of structured transactions with unrelated third parties to lease out and lease back certain of its passenger cars (Lease Transaction) involving a total original cost of HK$2,562 million and a total net book value of HK$1,674 million as at 31 March 2003. Subject to certain events of default under the Lease Transaction, the Group retains legal title to the asset, and there are no restrictions on the Group’s ability to utilise these assets in the operation of the railway business.

As a result of the Lease Transaction, the Group received total cash of approximately HK$3,688 million and committed to long-term lease payments with an estimated net present value of approximately HK$3,533 million, which have been defeased by purchase of debt securities to meet the payment obligations. The Group received net cash amount of HK$141 million from the Lease Transaction.

As the long-term lease obligations have been defeased by the placement of securities, the transactions are not accounted for as leases and those liabilities and investments in debt securities are not recognised as obligations and assets of the Group. The net amount of cash received by the Group has been accounted for as deferred income and is being amortised to the Group’s profit and loss account over the terms of the respective leases.

3.    RETAINED PROFITS

The movements of the retained profits during the half-year ended 30 June 2003 and the year ended 31 December 2002 were as follows:

HK$ Million

Balance as at 1 January 2003, as previously reported	16,487
Prior period adjustments	(3,253)

Balance as at 1 January 2003, as restated	13,234
Dividend paid	(1,444)
Profit for the period	113

Balance as at 30 June 2003	11,903

HK$ Million

Balance as at 1 January 2002, as previously reported	14,407
Prior period adjustments	(2,620)

Balance as at 1 January 2002, as restated	11,787
Dividends paid	(2,132)
Profit for the year, as restated	3,579

Balance as at 31 December 2002	13,234

4.    TAXATION

Income tax for the period comprises current and deferred taxes.

Taxation in the consolidated profit and loss account represents:

	Half-year ended 30 June
HK$ Million	2003	2002

Deferred tax expense relating to the origination and reversal of temporary differences	75	251
Deferred tax expense resulting from increase in tax rate on deferred tax balances at 1 January	300	—

	375	251
Share of deferred tax of non-controlled subsidiary	—	2

	375	253

No provision for current Hong Kong profits tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period’s assessable profits or have tax losses for the period ended 30 June 2003.

Deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group’s operations in Hong Kong from 16% to 17.5%, which was passed by the Legislative Council in July 2003. This increase is taken into account in the preparation of the Group’s 2003 interim results.

5.    DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.14 per share. The Company proposes that a scrip dividend election will be offered to shareholders with Hong Kong addresses. The interim dividend will be distributed on or about 29 October 2003 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 3 September 2003. The Company’s majority shareholder, the Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

The Company and the Government entered into the Project Agreement (the “Agreement”) for Penny’s Bay Rail Link (“PBL Project”) on 24 July 2002. Pursuant to the Agreement, the Company is entitled to receive financial support from the Government in order to bridge the funding gap between the Company’s required rate of return and the expected return from the PBL Project. Such financial support, which is equivalent to the net present value amount (as at the end of 2001) of HK$798 million, will be provided through waiver of the Government’s beneficial entitlement to cash dividends. Further details of this waiver are set out in the Company’s announcement dated 9 July 2002.

6.    EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the half-year period ended 30 June 2003 attributable to shareholders of HK$113 million (2002: HK$1,612 million, as restated) and the weighted average number of ordinary shares of 5,167,723,476 in issue during the period (2002: 5,062,329,930).

The calculation of diluted earnings per share is based on the profit for the half-year period ended 30 June 2003 attributable to shareholders of HK$113 million (2002: HK$1,612 million, as restated) and the weighted average number of ordinary shares of 5,168,873,569 (2002: 5,072,272,412) after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7.    SEGMENTAL INFORMATION

	Revenue		Contribution to profit from operations
	Half-year ended 30 June		Half-year ended 30 June
HK$ Million	2003	2002	2003	2002 (Note 2A)

Railway operations	2,567	2,752	70	364
Station commercial and other businesses	512	473	322	344
Property ownership and management	488	491	397	415
Property developments	—	—	678	1,314

	3,567	3,716	1,467	2,437

Corporate expenses net of other income			(1,354)	(825)

			113	1,612

No geographical analysis is shown as substantially all the principal activities of the Group are carried out in Hong Kong.

8.    NET ASSETS

The Group’s net assets as at 30 June 2003 and 31 December 2002 comprised:

HK$ Million	As at 30 June 2003	As at 31 December 2002 (Note 2A)

Assets
Fixed assets	93,736	94,270
Railway construction in progress	43	109
Property development in progress	2,896	2,870
Other assets	2,143	2,152
Cash and cash equivalents	642	1,718

	99,460	101,119

Liabilities
Creditors, accruals and other liabilities	8,316	7,811
Borrowings	32,503	33,508
Deferred income	5,661	6,226

	46,480	47,545

Net assets	52,980	53,574

9.    POST BALANCE SHEET EVENT

On 15 July 2003, the practical completion certificate in respect of the property which represents the Company’s share of profit in kind in Two International Finance Centre was issued. According to the Company’s accounting policy, this represents the official handover of the property to the Company and the related property development profit is required to be recognised in its profit and loss account on that date. The receipt is expected to generate a net profit of approximately HK$3 billion, which will be reflected in the Company’s accounts in the second half of 2003.

10.    HUMAN RESOURCES

The Company continued to consolidate and improve its staff productivity with the number of employees reduced to 6,748 as at 30 June 2003. To enhance the leadership and communication skills of 1,200 junior managers and senior supervisors in the management of change, a “New Horizon for Leader” programme was launched. A new series of e-learning initiatives was also implemented to provide staff with a more flexible self learning opportunity, and a total of 19,662 trainee days were recorded in the first half of 2003.

As part of the measures to mitigate the impact of SARS and to achieve staff cost savings, a “One Day No Pay Leave Per Month Programme” was launched from July to December 2003. The Company has been able to gain staff support and understanding in launching staff cost saving measures and we trusted our well-established staff communication and consultation mechanism could maintain harmonious staff relations amid this period of change and economic difficulties.

11.    PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the half-year ended 30 June 2003, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

12.    CHARGE ON GROUP ASSETS

None of the Group’s assets are charged or subject to any encumbrance.

13.    CORPORATE GOVERNANCE

The Company has complied throughout the half-year ended 30 June 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Exchange”), except that non-Executive Directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association. Dr. Raymond Ch’ien Kuo Fung was appointed as the Non-Executive Chairman of the Company with effect from 21 July 2003 for a term of 3 years.

14.    PUBLICATION OF DETAILED RESULTS, ANNOUNCEMENT ON THE EXCHANGE’S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange will be published on the Exchange’s website within 14 days from the date of this announcement.

KEY STATISTICS

	Half-year ended 30 June
	2003	2002

Total passenger boardings
— MTR Lines (in million)	360.2	371.4
— Airport Express Line (in thousands)	2,894	4,114
Average number of passengers (in thousands)
— MTR Lines (weekday)	2,145	2,202
— Airport Express Line (daily)	16.0	22.7
Operating profit from railway and related operations before depreciation as a percentage of turnover	50.9%	55.3%

MANAGEMENT REVIEW AND OUTLOOK

MTR Corporation’s operating results for the first six months of 2003 were adversely affected by the outbreak of Severe Acute Respiratory Syndrome (SARS) in March in Hong Kong. The resulting plunge in tourism and local economic activity led to a sharp temporary decline in patronage on both the MTR Lines and Airport Express. Most of our other businesses also suffered from the effects of SARS, the general weakness in the economy and consumer spending.

These factors led to a decline in our revenues of 4% to HK$3,567 million for the six months ended 30 June 2003 compared with the same period in 2002. Despite continued efficiency gains, operating profits before depreciation and interest decreased by 26% to HK$2,492 million. With the opening of the Tseung Kwan O Line last August, depreciation and interest expenses increased significantly which, when combined with changes in accounting standard and corporation tax rate relating to deferred taxation and much lower property development profits, resulted in net profits declining to HK$113 million from HK$1,612 million in the same period last year. Earnings per share were HK$0.02 for the first six months of 2003. It should be noted that the change in accounting standard for deferred taxation which led to a charge in our profits of HK$375 million in the period under review is a non-cash item and therefore has no impact on our cashflow. Taking into account the healthy operating cashflow in the first half of this year, distributable retained earnings of HK$11,751 million as of 30 June 2003 and the outlook for the balance of 2003, the Board declared an interim dividend of HK$0.14 per share which is the same as the interim dividend paid in 2002.

Railway Operations

For the first half of 2003, as a result of SARS, the MTR Lines recorded total patronage of 360.2 million, a 3.0% decrease over the same period last year. Average weekday patronage of 2.1 million was 2.6% lower. To illustrate the impact of SARS, total patronage on the MTR Lines in January and February 2003 was 5.4% greater than in the same period in 2002 whilst total patronage in March to June 2003 was 7.1% less than the corresponding period in 2002. The Company’s overall share of total franchised public transport rose to 23.9% from 22.8% in the comparable period of last year, following the opening of the Tseung Kwan O Line in August 2002. Share of cross-harbour trips also increased from 57.5% to 58.2%.

The number of Airport Express passengers fell significantly by 29.7% as compared to the first half of last year, as SARS led to a fall in visitor arrivals and departures at the airport. Airport Express’ market share fell to 23% from 26%. To illustrate the impact of SARS, total patronage on the Airport Express in January and February 2003 was 1.4% less than in the same period in 2002 whilst total patronage in March to June 2003 was 43.3% less than the corresponding period in 2002.

The Company took extensive measures during the SARS outbreak to ensure the health and safety of our passengers. These measures included the intensified cleaning of, and increased airflow in, stations and trains, provision of face masks to passengers as required, as well as displaying hygienic advice from the Department of Health on electronic information boards in our system.

MTR continued to meet or exceed all statutory and pledged targets for service delivery. Further improvements to train service reliability were recorded, while staff and passenger safety standards achieved record levels. Train service delivery and passenger journeys on time were both recorded at 99.9% for the period. Particular efforts were made to ensure high levels of service reliability and quality on the new Tseung Kwan O Line with train service delivery rising to 99.9%; the railway is now providing an essential service to this community.

In recognition of the continuing sluggish economy and in order to seek growth in patronage, the “Ride 10 Get One Free” scheme was extended to early 2004 and a number of other marketing initiatives were launched during the first half of the year, including “Ride 5 Get Cash Coupons” and “$2 for Children & Seniors travelling on MTR” in May as part of a SARS Recovery programme. For Airport Express, promotions were launched targeting at particular market segments, including MTR shareholders, group travellers, children and the elderly. The trial period of the morning express service, which offers commuter service to passengers travelling from Tsing Yi to Hong Kong on the Airport Express, was extended to October 2003.

The Company’s programmes to enhance service, comfort and efficiency saw further developments. The scheme to retrofit all underground stations with platform screen doors progressed well with installations completed at Admiralty and Prince Edward stations, and completion planned at a further 4 underground stations by the end of 2003. Under the station improvement programme, renovations commenced at Wan Chai, Kowloon Tong, Tsimshatsui and Mongkok stations, with target completions for most of these works by year end.

Integration of the MTR network with other forms of public transport continued. Interchanges at Nam Cheong and Mei Foo with the Kowloon-Canton Railway Corporation’s West Rail are expected to open later this year with the commissioning of West Rail. With the expected increase in passengers from West Rail, we are in the process of converting the Tung Chung Line trains to eight passenger cars to cope with the increased passenger volumes as well as commissioning the re-routed track section between Lai King and Olympic on the Tung Chung Line, to allow train access to Nam Cheong Station.

We also progressed projects to improve station access through pedestrian links. Construction of new links is currently underway at Mongkok, Kowloon Tong, Choi Hung and Kwai Fong, with a further three being planned. The successful inter-modal fare discount schemes for passengers using feeder buses and “fare saver” machines, offering discounted MTR fares, continued.

A study has been carried out on the potential for any significant improvement to the bus feeder services to MTR. The study has identified certain opportunities and recommendations will be finalised in the second half of the year.

The Company continued to seek ways to lower operating costs. Maintenance activities and functions are increasingly being outsourced whilst optimisation of non-traffic hours working schedules has raised productivity. To mitigate the revenue loss from SARS, the Company implemented a number of additional cost saving measures. These include no-pay leave for staff, deferral of less critical revenue and capital works and revision of train service frequency to cope with the reduction in patronage on the Airport Express and Sunday services on the MTR Lines.

Projects

Work on the Penny’s Bay Rail Link, which was awarded to the Company by Government in July 2002, is progressing well with all except one works contracts having been awarded. Design work on all electrical and mechanical contracts and civil construction works are proceeding on schedule. Since signing the Provisional Agreement for the financing, design, construction and operation of the Tung Chung Cable Car in July 2002, significant progress has been made in the design and planning of the cable car system and related facilities. In June 2003, the Tung Chung Cable Car Ordinance was gazetted and it is expected that the Project Agreement and the Private Treaty Grant to build the Theme Village at Ngong Ping will be signed with Government later on this year.

In January 2003, the Government requested MTR to proceed with further planning of the West Island Line Phase 1 and to commence planning of the South Island Line. The planned West Island Line will extend the network beyond Sheung Wan to Sai Ying Pun and Belcher Station by 2012 and later, as Phase 2, to Kennedy Town. Procurement of consultants for the South Island Line feasibility study was also completed and the study commenced. The South Island Line is envisaged to serve the western and southern areas of Hong Kong Island. From an interchange with the West Island Line at Belcher Station, the South Island Line could comprise seven or more intermediate stations from Cyberport to Happy Valley before connecting with the Island Line at Wan Chai. As noted in the 2002 Annual Report, in January 2003, Government also announced the deferral of completion of the North Island Line to beyond 2016. Given the surplus capacity in the rail system, due to lower population projections, we concur with Government’s decision.

Property

Despite the measures introduced by Government in November 2002 to stabilize the property market, the market remained subdued in the first half of 2003. As noted in our 2002 Annual Report, we supported the Government’s measures and had agreed not to tender any additional property development packages in 2003. The poor property market was made worse by the outbreak of SARS as buyers and sellers avoided face-to-face encounters. Sales progressed, albeit at moderated rates, for unsold residential units in MTR developments which had been launched prior to 2003. In June, together with our joint-venture developer, we launched the sale of Phase Two of Seaview Crescent and Phase Two of Caribbean Coast at Tung Chung Station.

Against this background, the Company recorded property development profits of HK$678 million, a decrease of HK$636 million compared to the first half of 2002. The majority of the property development profits, amounting to HK$671 million, was recognised from deferred income with continued progress in construction particularly for Tung Chung Station developments.

Despite these challenges, we continued to make progress in a number of areas. Two IFC, the 181,310 square metres office tower located at Hong Kong Station, was completed on schedule with practical completion certificate being issued by the architects in July. We would be accounting for profits of approximately HK$3 billion from our 46,600 square metres of office space and related car parks received as asset sharing in kind in July.

The Company began handing over a total of 5,233 flats for occupation along the Airport Railway, at Sorrento Phase One at Union Square, Coastal Skyline Phase One, as well as Phase One of the Caribbean Coast and Phase Two of Seaview Cresent, all at Tung Chung Station.

Foundation work began in December 2002 at Area 55b development in Tseung Kwan O Station which is a joint venture development with a consortium led by New World Development Company Limited. Furthermore, in the first half of 2003, the main contracts for superstructures had been awarded for developments at Olympic Station Site D, Tseung Kwan O Station Area 57a and Hang Hau Station Area 38b. In response to changed market conditions, the Company sought to amend the Tseung Kwan O Area 56 development to a mixed commercial and residential development. Although the proposal was rejected by the Town Planning Board, we will continue to refine the use to suit market needs.

Despite the SARS outbreak and the depressed retail sector, our four shopping centres continued to perform well. Before the SARS outbreak, in the first three months of 2003, property rental income recorded an increase of 1% to reach HK$228 million when compared to the same three months period last year. The Company responded swiftly to SARS with additional cleaning initiatives, temporary rental concessions and a series of vigorous promotional events. As a result, affected by SARS, occupancy rate remained unchanged at more than 99%, although rental income for the six months period when compared with the same six months period last year decreased by 2%.

Our property management business continued to expand, as new residential flats were handed over to individual owners. As at 30 June 2003, the number of residential units managed by MTR had risen to 46,519. The Company’s property management arm also responded to SARS by undertaking a range of proactive measures to reduce the risk of transmission, resulting in commendations from owners and tenants.

Other Businesses

Although the Company’s advertising revenues were negatively impacted by the SARS outbreak, these were offset by increases in revenue from other business activities, resulting in total revenues from other businesses increasing 8.2% to HK$512 million in the six months period. Apart from increase in rental income from new kiosks along the Tseung Kwan O Line, there was continued growth in external consulting and major strides were made in establishing our new fixed-line telecommunications business in Hong Kong.

Station kiosk rental revenues increased by 18.4% to HK$135 million with the additional kiosk space from the Tseung Kwan O Line and increased space due to the station improvement programme. However, because of reduced business resulting from SARS, the Company offered rental concessions to certain tenants. MTR continued to upgrade the quality of our station retail environment through renovation and providing a wider variety of services. New layouts and refurbishments were introduced at Prince Edward and Tsing Yi stations, while at Hong Kong and Tsing Yi stations, a new “sales cart” product was launched that enhance the shopping atmosphere at stations. New retail trade continued to be introduced in our stations which include sushi outlets and Japanese confectionery.

Advertising revenues were affected by the US-Iraq War and the SARS outbreak, declining by 13.5% over the first half of 2003 to HK$160 million as compared with the same period last year. MTR continued to respond to the needs of advertising clients by introducing new formats and services. The programme to convert selective 4-sheet panels to 12-sheet panels in station concourses saw a total of 273 new 12-sheet panels in place by 30 June, thus allowing more panel package choices to advertisers.

Revenue from telecommunication services in the first six months of 2003 decreased marginally by 1.1% as compared with the same period last year to HK$90 million as a result of the decrease in payphone rental rates upon contract renewal. The shift to mobile revenues continued, as competition among operators generated more usage. More significantly, MTR aims to capitalise on the deregulation of the fixed network telecommunication market by leveraging its extensive fibre-optic network and experience to deliver wholesale fixed line data and telephone services. MTR established a separate operating entity for these operations, TraxComm Limited, which in June was awarded a fixed telephone network services license. By 30 June, three customers’ data centres had been connected to the TraxComm network.

Octopus Cards Limited expanded its operations further. Cards in circulation rose to 9.6 million with 34 new service providers added during the first six months. The successful pilot scheme for Octopus-enabled parking meters was converted to implementation and a trial was made in using Octopus for exhibition registration. Octopus’ continuous efforts to exploit business opportunities in Mainland China and overseas have made good progress. However the SARS outbreak impacted Octopus Cards Limited and caused a reduction of average daily transaction volume and value to 7.1 million and HK$48.1 million respectively for the month of June 2003. This, together with increased costs relating to new businesses, resulted in MTR’s share of earnings from this company reducing by 45% to HK$11 million during the first six months of 2003. The company has a series of campaigns to promote card usage during the second half with a view to mitigating the adverse impact of SARS on the full year results.

Revenue from external consultancy services rose by 180% over the same period last year to HK$70 million. New contracts were secured in Hangzhou and Chengdu in Mainland China, in Taipei and Kaohsiung in Taiwan, Bangkok and London. Over 50% of the current work is in the form of long-term contracts which will produce revenue over an extended period. The Company further signed a Memorandum of Cooperation with the Planning Bureau of the Shenzhen Municipal Government to carry out a joint feasibility study of an extension of Line 4 of the Shenzhen Metro. We also secured training consultancies from the Shenzhen Metro and Tianjin Binhai Metro in the Mainland. The Company and Octopus Cards Limited were selected as subcontractors to support the design, build and operation of the Netherlands electronic ticketing system where the Company together with Octopus Cards Limited will supply the core of the smartcard operating system.

Financial Review of Operations

Total revenue for the first half year was HK$3,567 million, a decrease of 4% from the same period last year. Total fare revenue decreased by 6.7% to HK$2,567 million, mainly due to the continued sluggish economy and the outbreak of SARS in March 2003, which substantially reduced patronage on the MTR Lines and Airport Express. We were pleased that the effect of SARS subsided towards the end of the period under review and patronage has gradually recovered. Increased fare promotions and concessions, however, saw the average fare on the MTR Lines reduce slightly to HK$6.64 in the first half of 2003 compared to HK$6.67 for the same period last year. On the Airport Express average fares declined to HK$60.94 as a result of higher proportional usage by airport workers who benefit from fare concessions.

Non-fare revenue was HK$1,000 million, an increase of 3.7% when compared to the same period last year. Increases in kiosk and external consultancy revenues more than offset the declines in advertising, telecommunication and rental income.

Operating costs before depreciation increased by 5.5% to HK$1,753 million compared with the same period last year, mainly due to the commissioning of the Tseung Kwan O Line in August 2002 and additional costs amounting to HK$17 million related to SARS. Operating profit from railway and related operations before depreciation was HK$1,814 million, a reduction of 11.7% compared to the same period last year, with a corresponding operating profit margin of 50.9%, a decrease of 4.4% points when compared with the same period last year.

Property development profits of HK$678 million were recognised in the first half of 2003, mainly from deferred income in line with the construction and sales progress on property developments along the Airport Railway. As a result, operating profit before depreciation was HK$2,492 million for the first six months of 2003, a decrease of 26% compared with the same period last year.

The Company has a policy to review periodically the estimated useful lives of our assets. Such a review was completed in the first half of 2003. The review resulted in reductions to the estimated useful lives of certain electronic and computer equipment assets, and extension to those of other assets, particularly locomotives, station architectural finishes and power supply systems. Correspondingly depreciation when compared with the pre-review situation has decreased. However, in the first half of 2003 depreciation charge actually increased when compared with the same period in 2002 because of the opening of the Tseung Kwan O Line in August 2002. Net interest expenses also increased by 116.8% to HK$824 million due to the Tseung Kwan O Line interest expenses being charged to the profit and loss account after its opening. Following the adoption of the revised accounting standard on income taxes from 1 January 2003, the Company recognised an amount of HK$375 million in respect of its deferred tax expense for the half-year period of which HK$300 million related to the increase in corporation tax rate from 16% to 17.5% announced in the Government budget in March. It should be noted that this deferred tax expense is a non-cash item. Together with the Company’s share of Octopus Cards Limited’s earnings of HK$11 million and a minority interest of HK$2 million, the Group’s profit attributable to shareholders for the first half year was HK$113 million, a decrease of 93% compared to the same period last year, with earnings per share of HK$0.02.

The Directors have declared an interim dividend of HK$0.14 per share. As with the previous dividend payments, a scrip dividend option will be offered to all shareholders with Hong Kong addresses and the Government will waive its entitlement to receive the cash portion of the interim dividend pursuant to the financing arrangement of the Penny’s Bay Rail Link Project Agreement.

During the six-month period, the Group’s balance sheet remained strong. Shareholders’ funds decreased to HK$52,980 million due to the significant prior period adjustment put through upon adoption of the new accounting policy on income taxes, which was partially offset by the re-investment of scrip dividends by the Government and other shareholders, as well as increase in retained profits for the first half of 2003. Following completion of the Tseung Kwan O Line, capital expenditure reduced significantly compared to the same period last year. Major capital outlays for the half-year period related to the expenditure on the Penny’s Bay Rail Link and other capital improvement projects. The Group’s gross borrowings reduced from HK$33,508 million at year-end 2002 to HK$32,503 million at the end of June 2003 resulting in the gross debt-to-equity ratio reducing marginally from 62.5% to 61.3%. If the cash balances on its balance sheet are included, the Group’s net debt-to-equity ratio as at 30 June 2003 was 60.1%.

The Group’s major cash outflows for the six months ended 30 June 2003 amounted to HK$3.6 billion, which included capital payments for the Penny’s Bay Rail Link and other capital projects, net loan repayments as well as interest and dividend paid. These payments were financed partly by the net cash inflow from operating activities, and partly by the cash surplus brought forward from 2002.

Financing Activities

The Hong Kong dollar debt market remained highly liquid owing to weak investment and borrowing demand and this strong liquidity, together with continuing low interest rates, helped fuel investor appetite for long-term Hong Kong dollar bonds by quality issuers such as MTR. Taking advantage of the favourable conditions, the Company successfully launched a series of Hong Kong dollar bonds between April and June totaling HK$1.6 billion, comprising HK$1.1 billion in 10-year and HK$500 million in 15-year notes, the latter representing the single largest issue of 15-year Hong Kong dollar bonds to-date in Hong Kong. These bonds were issued at attractive costs and have helped refinance some debts maturing in 2004 as well as lengthen the Company’s debt maturity profile.

The Company also took advantage of the excess market liquidity and contraction in borrowing spreads in the banking market by entering into bilateral facilities with certain key relationship banks. These new facilities, totalling HK$4.7 billion with maturities of 5 and 7 years, have increased the Company’s total undrawn committed banking facilities to HK$10.7 billion as of the end of June 2003 which, together with cash on hand, are sufficient to meet all of the Company’s financing needs, including debt refinancing, well into the second quarter of 2004.

With interest rates staying near their 40-year lows, the average interest rate paid by the Company for the first half of 2003 was maintained at 5.4%.

At the end of the first quarter, the Company executed its first U.S. cross border leasing transaction, based on its fleet of Airport Express trains and some MTR Lines trains. The highly successful transaction provided the Company with a substantial net present value financial benefit which will be progressively recognised as income over the relevant lease terms.

During the period, we continued to manage our debt portfolio in accordance with the Company’s well-established Preferred Financing Model, to achieve a balanced debt profile with adequate risk diversification and forward coverage. As at 30 June 2003, our outstanding borrowings had a well-balanced spread of maturities, with 38% repayable within two years, 22% due between two and five years, and 40% maturing beyond five years. In total, 64% of our borrowings were based on fixed interest rates, and 95% of our borrowings were either denominated in or hedged into Hong Kong dollars, with the remaining 5% held in US dollars. As in prior years, derivative instruments have been used solely for hedging purposes to manage our currency and interest rate exposures.

Apart from the issuance of scrip dividend shares and new shares from exercise of employee stock options, the Company did not issue any new equity for financing purposes during this reporting period.

Health and Environment

The Company’s strong sense of corporate social responsibility was given particular focus during the first half of 2003 by the SARS outbreak.

MTR worked strenuously to minimise the risk of infection to employees and passengers, while maintaining service quality. Employees were fully briefed on the issues involved and reporting mechanisms for suspected cases established. Additional cleaning was instituted for buildings managed by MTR, stations and rolling stock. Ventilation was increased in carriages, and on platforms and concourses. The Company also made use of its extensive information displays to remind patrons of the need for vigilance in personal hygiene.

No MTR employees were infected at their place of work, testifying to the effectiveness of the measures taken. For the four employees infected outside the workplace, the Company took appropriate measures to isolate the occurrences, including the complete disinfection in March of Wan Chai Station where one of the infected employees works. We also offered full support to the affected employees and their families, in line with our consistently caring attitude towards the workforce. We are pleased to report that all infected employees have recovered and are now back to work.

More broadly, MTR continued to pursue a number of initiatives to enrich the community and protect the environment, reinforcing its commitment to sustainable development. In April, the Company’s second Sustainability Report, for the year 2002, was published on the MTR website. A Chinese version and a summary brochure will be available later in 2003. In June, the Company’s Sustainability Report 2001 was awarded the Best Environmental Report Award by ACCA (the Association of Chartered Certified Accountants) in recognition of its outstanding performance in environmental reporting.

Human Resources

During the first half of 2003, the Company continued to consolidate and improve its staff productivity with the number of employees reducing to 6,748 as at 30 June 2003.

We have ensured that the Company developed its staff through training and development. During the first six months of 2003, a total of 19,662 man days of training took place, involving 1,684 courses for employees across the organisation. We launched a “New Horizon for Leaders” training programme for 1,200 junior managers and senior supervisors to enhance their leadership and communication skills in the management of change. In addition, a new series of e-learning initiatives was implemented for 1,000 staff at different levels to enable a more flexible self-learning opportunity.

As part of the measures to mitigate the impact of SARS and to achieve staff cost savings, a “One Day No Pay Leave Per Month Programme” was launched under which staff at all levels have been requested to take one day no pay leave per month from July to December 2003. Being one-off in nature, the programme was launched after considering staff views and various other alternatives, and is considered to have the least impact on staff.

With the endeavour to always consult staff before making decisions on policies that may affect them, the Company has been able to gain staff support and understanding in launching staff cost saving measures. Through our well-established staff communication and consultation mechanism, we are able to maintain harmonious staff relations amid this period of change and economic difficulties.

Management and Corporate Governance

Following Mr. Jack So’s decision that he would not seek renewal of his contract as Chairman and Chief Executive of MTR when the contract expires in September 2003, the Board announced in April that the position of Chairman and Chief Executive will be split into the positions of Non-Executive Chairman and Chief Executive Officer. The Board commenced in April a world-wide search for the Chief Executive Officer. By mutual consent, Mr. So’s contract was terminated early on 20 July 2003, and I was appointed by the Board in June to be the Acting Chief Executive Officer.

Under the Company’s Articles of Association, for so long as the Government controls 50% or more of the voting power of the Company, it will be able to appoint the Chairman of the Company. Therefore on 21 July 2003 the Government appointed Dr. Raymond Ch’ien Kuo Fung, who has been a long-serving Non-Executive Director of MTR, as Non-Executive Chairman effective from 21 July 2003. My colleagues and I welcome Dr. Ch’ien as Chairman and look forward to working with him.

The maintenance of best corporate governance practices remains a priority for the Company. As a US Securities And Exchange Commission reporting company, the Company is generally bound by the recently enacted Sarbanes-Oxley Act 2002.

Outlook

The second half of the year may show some improvement in the general economy over the first half, although a strong rebound appears unlikely. While strong signs of recovery from SARS are already apparent, unemployment remains high and deflation continues to affect sectors such as retail. Business investment and property market sentiment are weak whilst tourist numbers may take some months to recover and competition from buses remains as keen as ever.

Passenger numbers during the second half of the year should be higher than in the first six months. They may not, however, reach levels originally anticipated at the beginning of 2003, especially for the Airport Express, although the opening of the Tseung Kwan O Line and, from later this year, the interchanges with the Kowloon-Canton Railway Corporation’s West Rail Line at Nam Cheong and Mei Foo stations will benefit the network.

In the property market, gradually improving sentiment and record low interest rates may reduce the oversupply in the market. Nonetheless, property development profits will increase substantially for the Company in the second half of the year as we book, in particular, profits from Two IFC under sharing in kind arrangements with developers. With the retail sector gradually recovering, we expect occupancy rates and rental income at our investment properties to become more stable.

We will continue to progress property developments along the Tseung Kwan O Line, notably the new “Dream City” at Tseung Kwan O Area 86. We remain convinced of the benefits of our proposal for Tseung Kwan O Area 56, and will seek to gain support for the proposed change in use.

Work will advance on new projects, with modification work scheduled to begin to convert some of our surplus rolling stock for use on the Penny’s Bay Rail Link. The project agreement for the Tung Chung Cable Car is expected to be signed with the Government before the year end. Our studies on the South Island Line will commence in July 2003, examining technical options as well as the possible combination of the South Island and West Island lines to reduce capital expenditure whilst serving the catchment areas currently without rail access. We will also explore the opportunity of converting the service platform located beyond the Airport Station of the Airport Express to serve the proposed exhibition and convention centre to be built adjacent to Chek Lap Kok Airport.

In our rail related businesses, we will continue to seek efficiency gains and find new ways of increasing revenues. Completion of renovation at Wan Chai Station in the second half of 2003 and at other stations later will add momentum to the recovery of revenues from station retail outlets. Advertising revenue should also be supported by the new formats introduced and the general economic recovery.

In telecommunications, as mobile data volumes rise and 3G networks edge closer to reality in Hong Kong, we will work to ensure the MTR network continues to offer the seamless coverage desired by operators and end users. In the fixed-line market, the second half will see six more data centers and Grade A commercial buildings connected to the TraxComm fibre optic network, helping improve the quality and price competitiveness of our service and making it an attractive alternative to existing providers.

Our external consultancy businesses will increase with opportunities likely to be realised in UK, India and Taiwan. We will pursue our investigation of opportunities to become involved in the construction and operation of metros in China, particularly Shenzhen and Beijing. In Beijing, a Memorandum of Understanding was signed with Beijing Mass Transit Railway Group earlier in the year to provide consultancy services relating to the development of new metro lines. Currently, the Company is providing advice to Beijing Metro on automatic fare collection systems and evaluation is also being carried out to access the financial viability of one of the new metro lines. We are excited about the entrance to this important market. Octopus Cards Limited will continue to expand in Hong Kong and will seek assignments to implement comparable large-scale schemes in other markets.

In all our businesses, we will strive to raise productivity while maintaining a level of service comparable with the highest international standards, in line with our objective to create long-term value for shareholders and make a strong contribution to the economic well being of Hong Kong.

We continue to await Government’s decision on the possible merger between the Company and Kowloon-Canton Railway Corporation. As noted previously, we hold the view that if properly structured and implemented on acceptable terms, a merger would be beneficial to all our stakeholders including our investors, our passengers, our employees and the overall Hong Kong rail transport system. We look forward to a speedy conclusion in Government’s deliberations on the merger.

We have recently received Government’s paper to the Hong Kong Legislative Council on its preliminary assessment of the fare setting mechanism. We are studying this paper and look forward to detailed discussions with Government. However, we welcome Government’s recognition, in the paper, of the importance of fare autonomy for MTR and the concept of any factor used for fare setting being viewed as guideline only and to be reviewed by our Board as but one issue for consideration in fare setting. We also noted, in the paper, that Government recognises the linkage between the possible merger of MTR and Kowloon-Canton Railway Corporation, and the fare setting mechanism.

I would like to thank Mr. Jack So who has been a most admirable leader of the Company for the last eight years. Finally, I would like to extend my gratitude to all our employees, particularly those on the “front line” during the difficult SARS affected period of March, April and May, for their loyalty and commitment to MTR and its standards of excellence.

Philip Gaffney

Acting Chief Executive Officer

By order of the Board

MTR Corporation Limited

Hong Kong

31 July 2003

The financial information set out above does not constitute the Group’s statutory financial statements for the 6 months ended 30 June 2003 and 2002, but is derived from those financial statements.

Certain statements contained in this Press Release may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2002 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of shareholders of the Company will be closed from 28 August 2003 to 3 September 2003 (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4 p.m. on 27 August 2003. It is expected that the interim dividend will be paid on or about 29 October 2003.